Exhibit 99.1

Zhihu Inc. Reports First Quarter 2021 Unaudited Financial Results

BEIJING, May 17, 2021 - Zhihu Inc. ("Zhihu" or the "Company") (NYSE: ZH), the operator of Zhihu, a leading online content community in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

●	Average monthly active users (MAUs)[1] reached 85.0 million in the first quarter of 2021, representing a growth of 37.7% over the first quarter of 2020.

●	Average monthly paying members[2] reached 4.0 million in the first quarter of 2021, representing a growth of 137.8% over the first quarter of 2020.

●	Total revenues were RMB478.3 million (US$73.0 million) in the first quarter of 2021, representing a growth of 154.2% over the first quarter of 2020.

●	Gross Profit was RMB272.7 million (US$41.6 million) in the first quarter of 2021, representing a growth of 248.5% over the first quarter of 2020.

●	Gross margin increased to 57.0% for the first quarter from 41.6% for the same period of last year.

“We started Zhihu ten years ago with the belief that everyone has a wealth of knowledge, experience, and insights, irrespective of background or education. We successfully completed our initial public offering and became a public company listed on the New York Stock exchange during the first quarter of 2021, which we believe is both a milestone and the starting point of a new journey for Zhihu.” said Mr. Yuan Zhou, Chairman of the Board and Chief Executive Officer of Zhihu. “We booked strong growth and delivered a set of solid results in the first quarter of 2021, reflecting our firm commitment to executing our content-centric growth strategy and monetization approach. We also celebrated Zhihu’s 10th anniversary as we continued to solidify and strengthen Zhihu’s brand image. We also continued to execute our video-lization strategy, and expect that our community will further benefit from an enriching content portfolio coupled with enhanced content creation and user engagement. We are confident in our prospects and our strong capability to honor our commitment to our users, content creators, and business partners.”

Mr. Wei Sun, Chief Financial Officer of Zhihu, added, “In the first quarter of 2021, we recorded a total revenue of RMB478.3 million, reflecting a 154.2% growth over the same period 2020. Our average MAUs reached 85.0 million, representing an increase of 37.7% over the same period of 2020, as our user base continued to rapidly grow. Our gross margin increased to 57.0% from 41.6% in the first quarter of 2020. We are very pleased with our achievements for the first quarter of 2021 and we expect to continue to successfully implement our content centric growth and monetization strategy with our further enhanced financial strengths after the completion of our IPO.”

First Quarter 2021 Financial Results

Total revenues were RMB478.3 million (US$73.0 million) for the first quarter of 2021, representing an increase of 154.2% from RMB188.2 million for the same period of 2020. The increase was due to increases from all of our business lines.

Advertising revenue was RMB213.7 million (US$32.6 million) for the first quarter of 2021, representing an increase of 70.1% from RMB125.6 million for the same period of 2020. The year-over-year increase was primarily attributable to the continued expansion of our user base coupled with an increase in average advertising revenue generated per MAU.

Paid membership revenue was RMB126.6 million (US$19.3 million) for the first quarter of 2021, representing an increase of 127.0% from RMB55.8 million for the same period of 2020. The year-over-year increase was primarily attributable to an increase in our overall user base coupled with an enhanced paying ratio.

Content-commerce solutions revenue was RMB120.8 million (US$18.4 million) for the first quarter of 2021, which increased from RMB1.1 million in the first quarter of 2020, demonstrating strong growth momentum in the business line. We formally launched our pioneering content-commerce solutions in early 2020. The year-over-year growth was primarily driven by the rapid increases of both our user base and average content-commerce solutions revenue per MAU.

Other revenues were RMB17.1 million (US$2.6 million) for the first quarter of 2021, compared with RMB5.7 million for the same period of 2020. The year-over-year increase was primarily attributable to the continued growth of our online education and e-commerce services.

Cost of revenues increased to RMB205.6 million (US$31.4 million) for the first quarter of 2021 from RMB109.9 million for the same period of 2020. The increase was primarily due to increased execution costs for our advertising services and content-related costs. The rapid growth in user traffic in the quarter also resulted in increases in our cloud services and bandwidth costs.

Gross profit was RMB272.7 million (US$41.6 million) for the first quarter of 2021, compared with a gross profit of RMB78.3 million for the same period of 2020.

Gross margin for the first quarter of 2021 was 57.0%, compared to 41.6% for the same period of 2020.

Total operating expenses were RMB615.1 million (US$93.9 million) for the first quarter of 2021, compared with RMB289.2 million for the same period of 2020.

Selling and marketing expenses were RMB346.6 million (US$52.9 million) for the first quarter of 2021, compared with RMB125.4 million in the first quarter of 2020. The increase was primarily due to the increased expenses in promotion and advertising activities to strengthen our brand recognition.

Research and development expenses were RMB106.3 million (US$16.2 million) for the first quarter of 2021, compared with RMB86.6 million for the same period of 2020. The increase was primarily due to the increased headcount in our research and development personnel as we continued to invest in technical infrastructure and development.

General and administrative expenses were RMB162.2 million (US$24.8 million) for the first quarter of 2021, compared with RMB77.1 million for the same period of 2020. The increase was primarily due to the increased share-based compensation expenses.

Loss from operations was RMB342.5 million (US$52.3 million) for the first quarter of 2021, compared with RMB210.9 million for the same period of 2020.

Net loss was RMB324.7 million (US$49.6 million) for the first quarter of 2021, compared with RMB201.3 million for the same period of 2020.

Adjusted net loss (non-GAAP)3 was RMB193.6 million (US$29.5 million) for the first quarter of 2021, compared with RMB161.8 million for the same period of 2020.

Basic and diluted net loss per ADS was RMB3.46 (US$0.53) for the first quarter of 2021, compared with RMB2.87 in the same period of 2020.

Cash and cash equivalents, term deposits and short-term investments

As of March 31, 2021, the Company had cash and cash equivalents, term deposits and short-term investments of RMB7,960.4 million (US$1,215.0 million), compared with RMB3,096.7 million as of December 31, 2020. The increase was primarily due to the net proceeds from the Company’s initial public offering and the concurrent private placements completed in March 2021.

Recent Development

In March 2021, the Company completed its initial public offering (the “IPO”) on the New York Stock Exchange. During the IPO, the Company sold a total of 55,000,000 ADSs, with two ADSs representing one Class A ordinary share of the Company with par value of US$0.000125 per share. In addition, the Company sold and issued 13,157,892 Class A ordinary shares in the concurrent private placements to certain investors based on the IPO price of US$9.50 per ADS. The Company received a total of approximately US$737.1 million of net proceeds after deducting the underwriter commissions and relevant offering expenses.

In April 2021, the underwriters exercised their option to purchase 259,904 additional ADSs and we received a total of approximately US$2.3 million of net proceeds after deducting the underwriter commissions.

Outlook

For the second quarter of 2021, the Company currently expects its total revenues to be between RMB622 million (US$94.9 million) and RMB627 million (US$95.7 million). The above outlook is based on the current market condition and reflects the Company’s preliminary estimates, which are all subject to change.

1 MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

2 Average monthly paying members for a period is calculated by dividing the sum of monthly paying members for each month during the specified period by the number of months in such period.

3 Adjusted net loss is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company's management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on May 17, 2021 (8:00 p.m. Beijing/Hong Kong time on May 17, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China:	800-963-976
Mainland China:	400-120-6115
Participant code:	7287305

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 24, 2021, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10155887

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH) is the operator of Zhihu, a leading online content community in China, dedicated to empowering people to share knowledge, experience, and insights, and to find their own answers. Zhihu fosters a vibrant online community where users contribute and engage while respecting diversity and valuing constructiveness by promoting a culture of sincerity, expertise, and respect developed through years of cultivation. Zhihu is China's largest Q&A-inspired online community and one of the top five Chinese comprehensive online content communities, both in terms of average mobile monthly average users and revenue in 2020. Zhihu is also recognized as the most trustworthy online content community and widely regarded as offering the highest quality content in China, according to a survey conducted by CIC. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses adjusted net loss, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, which are non-cash expenses and are partially discretionary in nature. The Company believes that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measure has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measure, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB6.5518 to US$1.00, the exchange rate in effect as of March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Revenues:
Advertising	125,629	319,172	213,730	32,621
Paid membership	55,759	104,372	126,572	19,319
Content-commerce solutions	1,067	76,485	120,845	18,445
Others	5,706	19,778	17,139	2,616
Total revenues	188,161	519,807	478,286	73,001
Cost of revenues	(109,911)	(186,721)	(205,616)	(31,383)
Gross profit	78,250	333,086	272,670	41,618

Selling and marketing expenses	(125,423)	(242,937)	(346,633)	(52,907)
Research and development expenses	(86,618)	(82,359)	(106,302)	(16,225)
General and administrative expenses	(77,134)	(112,297)	(162,196)	(24,756)
Total operating expenses	(289,175)	(437,593)	(615,131)	(93,888)

Loss from operations	(210,925)	(104,507)	(342,461)	(52,270)

Other income/(expenses):
Investment income	15,382	11,989	9,662	1,475
Interest income	9,870	4,135	3,327	508
Fair value change of financial instrument	(381)	(49,246)	-	-
Exchange (losses)/gains	(15,281)	41,786	(693)	(106)
Others, net	701	6,271	6,009	917

Loss before income tax	(200,634)	(89,572)	(324,156)	(49,476)
Income tax expense	(703)	(485)	(537)	(82)
Net loss	(201,337)	(90,057)	(324,693)	(49,558)
Accretions of convertible redeemable preferred shares to redemption value	(165,511)	(169,783)	(170,585)	(26,036)
Net loss attributable to Zhihu Inc.’s shareholders	(366,848)	(259,840)	(495,278)	(75,594)

Net loss per share
Basic	(5.73)	(3.94)	(6.93)	(1.06)
Diluted	(5.73)	(3.94)	(6.93)	(1.06)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(2.87)	(1.97)	(3.46)	(0.53)
Diluted	(2.87)	(1.97)	(3.46)	(0.53)

Weighted average number of ordinary shares outstanding
Basic	63,984,168	65,948,861	71,493,738	71,493,738
Diluted	63,984,168	65,948,861	71,493,738	71,493,738

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	2,181	(441)	2,232	341
Selling and marketing expenses	5,652	2,044	4,803	733
Research and development expenses	7,449	4,613	7,608	1,161
General and administrative expenses	24,305	57,537	116,484	17,779

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	957,820	6,005,655	916,642
Term deposits	1,092,921	716,272	109,324
Short-term investments	1,046,000	1,074,154	163,948
Trade receivables	486,046	487,942	74,475
Amounts due from related parties	13,843	17,053	2,603
Prepayments and other current assets	123,536	99,995	15,262
Total current assets	3,720,166	8,401,071	1,282,254
Non-current assets:
Property and equipment, net	8,105	6,820	1,041
Intangible assets, net	23,478	20,655	3,153
Long-term investments	-	19,714	3,009
Term deposits	-	164,282	25,074
Right-of-use assets	3,241	79,063	12,067
Other non-current assets	6,451	4,705	718
Total non-current assets	41,275	295,239	45,062
Total assets	3,761,441	8,696,310	1,327,316
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payables and accrued liabilities	501,848	601,376	91,788
Salary and welfare payables	231,847	253,457	38,685
Taxes payables	7,066	4,087	624
Contract liabilities	159,995	180,738	27,586
Amounts due to related parties	45,983	58,848	8,982
Short term lease liabilities	2,893	23,904	3,648
Other current liabilities	64,936	111,704	17,049
Total current liabilities	1,014,568	1,234,114	188,362
Non-current liabilities
Long term lease liabilities	-	49,112	7,496
Total non-current liabilities	-	49,112	7,496
Total liabilities	1,014,568	1,283,226	195,858

Total mezzanine equity	7,891,348	-	-

Total shareholders’ (deficit)/equity	(5,144,475)	7,413,084	1,131,458

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,761,441	8,696,310	1,327,316

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Net loss	(201,337)	(90,057)	(324,693)	(49,558)
Add:
Share-based compensation expenses	39,587	63,753	131,127	20,014
Adjusted net loss	(161,750)	(26,304)	(193,566)	(29,544)